February 1, 2019

Donald Field

Dietrich King

Division of Corporate Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCR[2] Therapeutics Inc.
Registration Statement on Form S-1
Filed December 28, 2018
File No. 333-229066

Dear Messrs. Field and King:

This letter is submitted on behalf of TCR2 Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on December 28, 2018, as set forth in the Staff’s letter, dated January 31, 2019 (the “Comment Letter”), to Garry Menzel. Concurrently with the submission of this letter to the Staff, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement with the Staff in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and the Company’s responses refer to Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Capitalization, page 73

1.

Your capitalization table indicates that there are 5,626,474 shares of common stock outstanding as of September 30, 2018; however, your Balance Sheets (page F-21) and Statements of Equity (page F-23) indicate that there are 4,218,071 shares of common stock outstanding as of September 30, 2018. Please clarify throughout the filing, as applicable, if you issued and repurchased common stock as of September 30, 2018 in connection with the 1,408,399 shares of unvested common stock options, unvested warrants and restricted stock discussed on pages 10 and 74. Please explain why these issuances are excluded from common stock outstanding on the balance sheet.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has (i) modified its disclosure on page 10 of Amendment No. 1 to clarify that the number of shares of common stock outstanding as of December 31, 2018 includes 187,608 shares of common stock that has been issued but were subject to repurchase by the Company as of December 31 2018 and (ii) modified its disclosure on page 75 of Amendment No. 1 to clarify that the number of shares of common stock outstanding as of September 30, 2018 includes 227,385 shares of common stock that has been issued but were subject to repurchase by the Company as of September 30, 2018 . For the nine-month period ended September 30, 2018, the Company has not repurchased issued shares of common stock. As disclosed on page F-17, the Company repurchased shares of restricted stock in the year ended December 31, 2017. The Company excluded 177,332 shares and 227,385 shares as of December 31, 2017 and September 30, 2018, respectively, on the balance sheet in accordance with ASC 260-10-45-13 because such shares are “contingently returnable shares” and therefore are not considered outstanding for financial accounting purposes. The 227,385 shares of common stock excluded from common stock outstanding as of September 30, 2018 on the balance sheet do not include any shares repurchased by the Company.

2.

Your calculation of 112,626,475 shares of common stock outstanding as of September 30, 2018 after giving effect to the automatic conversion appears to be based on 5,626,474 shares outstanding. Please revise throughout the filing or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure throughout Amendment No. 1 to reflect the total shares of common stock outstanding as of September 30, 2018, giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 17,275,299 shares of common stock upon the closing of the offering, after giving effect to the 1-for-6.1938 reverse stock split of the Company’s common stock to be effected by the Company on February 1, 2019. See pages 11-12, 72, 76, F-21-F-22 and F-26.

Dilution, page 75

3.

It appears that your net tangible book value, both historical and pro forma, at September 30, 2018 includes deferred offering costs of $1.2 million. Please revise to calculate net tangible book value excluding deferred offering costs. Refer to Item 506 of Regulation SK.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that is has modified its disclosures on page 74 of Amendment No. 1.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1447, by facsimile transmission at (617) 321-4422 or by e-mail at wcollins@goodwinlaw.com.

Sincerely,

/s/ William D. Collins
William D. Collins

cc:	Garry E. Menzel, Ph.D. TCR2 Therapeutics Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Sisi Cheng, Division of Corporation Finance
Mary Mast, Division of Corporation Finance